================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                            UNDER SECTION 14(D)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                 --------------

                               WEGENER CORPORATION
                            (NAME OF SUBJECT COMPANY)

                               WEGENER CORPORATION
                        (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   948585 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 --------------

                                ROBERT A. PLACEK
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               WEGENER CORPORATION
                             11350 TECHNOLOGY CIRCLE
                              DULUTH, GEORGIA 30097
                                 (770) 814-4000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                   COPIES TO:

                              MARLON F. STARR, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                           ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on May 6, 2003 (the "Schedule 14D-9") by Wegener Corporation, a Delaware corporation, relating to the tender offer made by WC Acquisition Corp. (the "Offeror"), a wholly owned subsidiary of Radyne ComStream Inc. ("Radyne"), as set forth in a tender offer statement filed by the Offeror and Radyne on Schedule TO dated April 23, 2003, as amended (the "Schedule TO"), to pay $1.55 per share net to the seller in cash, for each share of Wegener common stock, upon the terms and conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


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

         ITEM 9.   EXHIBITS.

         Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.   Description
-----------   -----------

(a)(5)        Press Release dated May 9, 2003 issued by Wegener Corporation


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        WEGENER CORPORATION



                                        By:      /s/ Robert A. Placek
                                           -------------------------------------
                                           Robert A. Placek
                                           Chairman of the Board, President and
                                           Chief Executive Officer


Dated:  May 9, 2003


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